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                              May 20, 2021

       Chad Plotkin
       Chief Financial Officer
       Clearway Energy, Inc.
       300 Carnegie Center
       Suite 300
       Princeton, NJ 08540

                                                        Re: Clearway Energy,
Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2020
                                                            Filed March 1, 2021
                                                            File No. 001-36002

       Dear Mr. Plotkin:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and the Results of Operations
       Consolidated Results of Operations, page 53

   1. We note your disclosure indicating that your gross margin measure represents "operating revenues less cost of
sales" although you also indicate that cost of sales includes only the cost of fuel, contract
and emission credit amortization and mark-to-market adjustments for economic hedging
activities. You identify this measure as the most comparable GAAP measure to your
non-GAAP Economic Gross Margin measure, and provide a
                                                        reconciliation between
these measures with adjustments to add back the amounts deducted from revenues in
computing your measure of gross margin, except for the cost of fuel.

                                                        However, it appears
that you have excluded from your computation of gross margin other costs that would be
attributable to cost of sales under GAAP, which would indicate this is also a non-GAAP
measure. For example, we understand that one component of your Cost
 Chad Plotkin
Clearway Energy, Inc.
May 20, 2021
Page 2
         of Operations, as reported on the Statements of Operations on page 81, in the segment disclosures on pages 127 and 128, and in Selected Financial Data on page 45, is
         Operations and Maintenance expense, which includes the costs of services to operate and maintain plant operations, businesses and thermal facilities. The cost of sales referenced in your description of gross margin also excludes depreciation, amortization and accretion, a portion of which would relate to facilities utilized in your revenue generating activities.

         If believe that you have properly identified all cost of sales in your computation of gross margin, tell us how you have arrived at this view and submit a detailed description of the amounts classified on each of the line items reported in your Statements of Operations.
         Otherwise, it appears that you will need to revise your filing to distinguish the non-GAAP gross margin measure that you have presented from the gross margin measure that would be calculated in accordance with GAAP.

         Specifically, you should (i) recalculate gross margin to reflect all costs of sales as would be reported in accordance with GAAP, (ii) choose an alternate label for your non-GAAP gross margin measure, and (iii) provide a reconciliation between gross margin in accordance with GAAP and your non-GAAP measure, for each non-GAAP margin measure that you present. Please refer to Item 10(e)(1)(i)(A), Item 10(e)(1)(ii)(E), and
         Item 10(e)(1)(i)(A) and (B) of Regulation S-K, if you require further clarification or guidance. This comment also applies to the disclosures of Clearway Energy LLC.
2. We note that you have disaggregated your Cost of Operations measure in MD&A to identify the components Cost of Fuels, Operations and Maintenance, and Other Cost of
         Operations. Given your presentation in the Statements of Operations on page 81, tell us how Cost of Operations may be similar to Cost of Sales, and how you considered the guidance in SAB Topic 11:B, as may be applied to your measure. Please expand your disclosures in the financial statements to include a description of the costs reported within
         Cost of Operations, including each of the three subcategories identified in MD&A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Lily
Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChad Plotkin                                  Sincerely,
Comapany NameClearway Energy, Inc.
                                                                Division of
Corporation Finance
May 20, 2021 Page 2                                             Office of
Energy & Transportation
FirstName LastName